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                                                  Filed by Rainforest Cafe, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                          Subject Company: Rainforest Cafe, Inc.
                                                     Commission File No. 0-27366

THE FOLLOWING IS A LETTER TO SHAREHOLDERS DISSEMINATED BY RAINFOREST CAFE ON APRIL 19, 2000:

                              Rainforest Cafe, Inc.
                             720 South Fifth Street
                            Hopkins, Minnesota 55343


                                                                  April 19, 2000

Dear Rainforest Shareholder:

         The vote on Rainforest's merger with Landry's originally scheduled for April 18, 2000, will now be held on April 28, 2000. This brief postponement affords you an additional opportunity to cast your vote "FOR" the merger and help protect the value of your Rainforest shares. Even if you have previously voted against the merger, you have every legal right to change your vote. Please sign, date and return the enclosed WHITE proxy card today.


               NATION'S LEADING INDEPENDENT PROXY ADVISORY SERVICE
                        RECOMMENDS VOTE "FOR" THE MERGER

         Institutional Shareholder Services (ISS), the nation's leading independent proxy advisory service, has recommended that its clients vote "FOR" the merger. ISS's clients include more than 700 institutional investors, mutual funds and other fiduciaries. In the course of evaluating the merger, ISS listened to and considered the views of the State of Wisconsin Investment Board
(SWIB), which has been seeking to enlist support in its effort to block the merger.

         After completing its analysis, ISS issued a written report urging support for the merger. In its report, ISS stated ". . . absent a higher offer, THE LANDRY'S OFFER REPRESENTS THE BEST ALTERNATIVE TO SHAREHOLDERS." We can tell you that there is no higher offer, and your Board of Directors unanimously concurs that the Landry's merger is the best available alternative.

         Unfortunately, SWIB, in an eleventh hour attempt to gain support for its views, conveyed to shareholders the false impression that ISS opposed the merger. If SWIB or its agents try to seek your vote, don't let them tell you that ISS agrees with them.




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               LANDRY'S SHARES REPRESENT AN EXCELLENT OPPORTUNITY

         If the merger is approved, you will be receiving shares of Landry's stock for some or all of your Rainforest shares. The receipt of Landry's stock provides Rainforest shareholders with an opportunity to participate in the returns of a much larger combined company than Rainforest standing alone. Landry's recently reported first quarter earnings in excess of consensus estimates - consistent with Landry's record of meeting or exceeding consensus earnings estimates in 25 of the last 27 fiscal quarters - and has also realized another period of positive comparable same store sales. We believe the combined company has a better chance of realizing true shareholder value.


                             SIZE HAS MANY BENEFITS

         The current market capitalization of Rainforest is less than $100 million. This very small market capitalization relegates Rainforest to a portion of the market where it is difficult to generate significant investor interest. The larger combined company will not only have the potential to realize many benefits in the form of operating synergies, but also may attract more investor interest in the combined company and its shares in the future.


                 FUTURE LEASE LIABILITIES COULD REQUIRE WORKOUT

         Rainforest has approximately $175 million in guaranteed future lease obligations. Rainforest presently anticipates that at least one restaurant will be closed this year, with possibly five to seven more restaurants closing thereafter. In the event that a workout is necessary with respect to non-performing assets, a significant reduction in shareholder equity could result. The Rainforest/Landry's merger represents our effort to preserve shareholder value and to deal with the challenges that Rainforest faces in the future.


                        YOUR VOTE IS VITALLY IMPORTANT TO
                           THE FUTURE OF YOUR COMPANY

         Time is short, and it is extremely important that your vote be counted, no matter how many or how few shares you own. Because approval of the merger requires the affirmative vote of a majority of all shares, A FAILURE TO VOTE HAS THE SAME EFFECT AS A VOTE AGAINST THE MERGER. Without your vote, a MINORITY of the outstanding shares could decide the fate of your company. With the value of your Rainforest investment at stake, we urge you to vote your shares "FOR" the merger. Please sign, date and return the enclosed WHITE proxy card today.

         In order to give you every opportunity to vote before the April 28, 2000 meeting, we have arranged for you to vote your WHITE proxy card by fax. If you have a fax machine available, please sign and date your WHITE proxy card and fax both sides to the firm assisting us in the solicitation of proxies, Innisfree M&A Incorporated. Their fax number is (212) 750-5799.



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         On Friday, April 28, 2000, the rescheduled Special Meeting of
Shareholders will be held at 10:00 a.m., local time, at the Marriott Southwest Hotel, Minnetonka Ballroom E, 5801 Opus Parkway, Minnetonka MN 55343.

         The deadline for submission of your Election Form/Letter of Transmittal to American Stock Transfer has been extended through 5:00 p.m., New York City time, on Thursday, April 27, 2000.

         If you have any questions or need assistance in voting your shares, whether by regular mail or fax, please call Innisfree M&A Incorporated, toll-free, at 1-888-750-5834. Again, we thank you for your continued support.

                                   Sincerely,



                                   Lyle Berman
                                   Chairman of the Board



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      IF YOU HAVE ANY QUESTIONS OR NEED ASSISTANCE IN VOTING YOUR SHARES,
                  PLEASE CONTACT RAINFOREST'S PROXY SOLICITOR:

                           INNISFREE M&A INCORPORATED
                         501 MADISON AVENUE, 20TH FLOOR
                            NEW YORK, NEW YORK 10022
                            TOLL FREE: (888) 750-5834